SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

QLT Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

746927102
(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

May 22, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746927102	SCHEDULE 13D	Page 2 of 9

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13D	Page 3 of 9

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): PN

CUSIP No. 746927102	SCHEDULE 13D	Page 4 of 9

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13D	Page 5 of 9

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 7,447,626
(9) Sole dispositive power: 0
(10) Shared dispositive power: 7,447,626
(11) Aggregate amount beneficially owned by each reporting person: 7,447,626
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 15.2%
(14) Type of reporting person (see instructions): IN

CUSIP No. 746927102	SCHEDULE 13D	Page 6 of 9

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Common Stock”), of QLT Inc., a corporation organized under the laws of British Columbia (the “Company”). The Company’s principal executive office is 101-887 Great Northern Way, Vancouver, B.C., Canada.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by the following persons (the “Reporting Persons”):
(i)	NB Public Equity K/S
(ii)	NB Public Equity Komplementar ApS
(iii)	Cora Madsen
(iv)	Florian Schönharting

(b)	Residence or business address:

The business address for each of the Reporting Persons is Ostergade 24A, 1 DK-1100, Copenhagen K, Denmark.

(c)	Present principal occupation or employment:

(i)	NB Public Equity K/S (the “Fund”) is a limited partnership, organized in Denmark. The Fund is a private investment fund that invests primarily in biopharmaceutical companies. The address of the principal business and the principal office of the Fund is Ostergade 24A, 1 DK-1100, Copenhagen K, Denmark.
(ii)	NB Public Equity Komplementar ApS (the “General Partner”) is the general partner of the Fund. The General Partner is a limited partnership, organized in Denmark. The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. The address of the principal business and the principal office of the General Partner is Ostergade 24A, 1 DK-1100, Copenhagen K, Denmark.
(iii)	Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting and disposition of the Common Stock beneficially owned by the Fund.
(iv)	Florian Schönharting is a director in Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund.

(d)	During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the attached cover pages.

CUSIP No. 746927102	SCHEDULE 13D	Page 7 of 9

Item 3. Source and Amount of Funds or Other Consideration.

As of May 22, 2012, the Fund had invested approximately $17,234,571 in the Common Stock (excluding transaction fees). The source of these funds was capital provided by the limited partners of the Fund.

As of May 22, 2012, no other Reporting Person had invested in the Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Subsequent to these acquisitions, the Reporting Persons have decided that change on the Company’s Board of Directors is important and necessary. Consequently, the Reporting Persons intend to nominate, vote for and seek the election of up to six new nominees to the Company’s Board of Directors at its Annual Meeting of Shareholders scheduled for May 24, 2012. The Reporting Persons have solicited and intend to solicit no more than 10 persons pursuant to Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, as amended.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans of the Company and in changes in the board of directors or management of the Company.

Except as disclosed above (relating to paragraph (d) of the instructions to Item 4 of Schedule 13D), none of the Reporting Persons has any other plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Company. The Reporting Persons do not intend to solicit proxies by means of a proxy statement filed with the Securities and Exchange Commission. However, if such a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. Any such proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

CUSIP No. 746927102	SCHEDULE 13D	Page 8 of 9

Item 5. Interest in Securities of the Company.

(a)	The Fund is the beneficial owner of an aggregate of 7,447,626(1) shares of Common Stock, representing approximately 15.2%(2) of the total issued and outstanding shares of Common Stock.

The General Partner is the beneficial owner of an aggregate of 7,447,626(3) shares of Common Stock, representing approximately 15.2%(2) of the total issued and outstanding shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 7,447,626(4) shares of Common Stock, representing approximately 15.2%(2) of the total issued and outstanding shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 7,447,626 (5) shares of Common Stock, representing approximately 15.2%(2) of the total issued and outstanding shares of Common Stock.

(b)	Each of the Reporting Persons has the sole power to vote or direct the vote of 0 shares and the shared power to vote or direct the vote of 7,447,626 shares of Common Stock. Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 0 shares, and the shared power to dispose or direct the disposition of 7,447,626 shares of Common Stock.

(c)	On May 16, 2012, the Fund purchased 50,000 shares of Common Stock in the open market at a weighted average price per share equal to $6.6668. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

None.

(1)	The Fund directly owns 7,447,626 shares.

(2)	Based on 49,070,638 shares of Common Stock outstanding as of April 30, 2012.

(3)	The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

CUSIP No. 746927102	SCHEDULE 13D	Page 9 of 9

(4)	Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund. Therefore, by reason of Rule 13d-3, Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund. Ms. Madsen has no ownership interest, either direct or indirect, in the General Partner.

(5)	Florian Schönharting is a director of Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund. As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 22, 2012

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact